Exhibit 99.1

JA Solar Settles Lawsuit with Hemlock

BEIJING, November 2, 2016 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has agreed to settle the lawsuit brought by Hemlock Semiconductor Pte. Ltd. (“Hemlock”) against JA Solar Technology Yangzhou Co., Ltd. (“JA Solar Yangzhou”) in the Supreme Court of the State of New York (Case No. 650182/2015) on January 20, 2015 (the “Action”) with respect to a Long-Term Supply Agreement (the “Original Supply Agreement”) dated as of May 4, 2011, as amended, by and between Hemlock and JA Solar Yangzhou.  As part of the settlement, JA Solar (BVI) Limited (“JA Solar BVI”), JA Solar Yangzhou and Hemlock Semiconductor Operations LLC (“Hemlock Operations”) have entered into a new Long-Term Supply Agreement under which JA Solar agrees to purchase solar grade polycrystalline silicon products from Hemlock Operations on a quarterly basis until October 31, 2026.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial and utility-scale power generation. The Company’s standard and high-efficiency product offerings are among the most powerful in the industry. JA Solar shipped 4.0 GWp of solar power products in 2015. The Company is headquartered in Beijing and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia.

For more information, please visit www.jasolar.com.

Contact:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com